

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 30, 2011

<u>Via E-mail</u>
Dr. Mark J. Pykett
President and Chief Executive Officer
Neoprobe Corporation
425 Metro Place North
Dublin, OH 43017

> **Re:** **Neoprobe Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 14, 2011**
> **File No. 001-35076**

Dear Mr. Pykett:

We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 3</u>

1. We note your disclosure that the assets to be sold and the liabilities to be assigned are "primarily related" to the GDS business. Please revise your disclosure to clarify the meaning of this phrase and scope of the proposed disposition.

2. Please revise to explain in greater detail how the royalty payments are calculated.

<u>Risk Factors Relating to the Asset Sale, page 25</u>

3.   Please provide us an analysis as to whether you will be required to register as an investment company pursuant to the Investment Company Act of 1940. In this regard, we note your disclosure on page 9 that you are considering "alternate uses" for "excess cash." With a view to disclosure, please tell us how you define "excess cash" and what "alternate uses" are being considered. To the extent that you intend to invest your cash, including the proceeds from this transaction and/or royalty payments, please tell us the amount that may be used for this purpose and the types of securities and/or instruments in which you plan to invest.

4.   Please tell us whether you have considered the risk that NYSE Amex could delist your securities as a result of the disposition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz

Assistant Director

cc (via E-Mail):   Brett P. Thornton, Esq. – Porter, Wright, Morris & Arthur LLP